Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of NewAmsterdam Pharma Company N.V. (the “Company”) to be held on June 20, 2023 at 4:00 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the “AGM”).

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2022 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022 (voting item)

4.	Discharge from liability for the Company’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2022 (voting item)

5.	Instruction to Deloitte Accountants B.V. for the external audit of the Company’s statutory annual accounts for the fiscal year 2023 (voting item)

6.	Discussion of the Company’s dividend and reservation policy (discussion item)

7.	Appointment of John William Smither as non-executive director of the Company (voting item)

8.	Appointment of Hilde Johanna van der Kamp as non-executive director of the Company (voting item)

9.	Reappointment of Johannes Jacob Pieter Kastelein as non-executive director of the Company (voting item)

10.	Reappointment of Hugo Alexander Slootweg as non-executive director of the Company (voting item)

11.	Reappointment of Nicholas Sinclair Downing as non-executive director of the Company (voting item)

12.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company’s capital (voting item)

13.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda. The agenda with the explanatory notes thereto, the annual report and annual accounts for the financial year 2022, and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company’s website (https://ir.newamsterdampharma.com).

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The record date for the AGM is May 23, 2023 (the “Record Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Record Date and who are recorded as such in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent (the “Registers”) may attend and, if relevant, vote at the AGM (“Persons with Meeting Rights”), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company’s capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the “Beneficial Owners”) on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

The procedures outlined above do not apply with respect to proxy cards solicited through Broadridge Financial Solutions, Inc. (“Broadridge”). Persons with Meeting Rights and Beneficial Owners using such a proxy card should follow the instructions and observe the deadlines specified on the proxy card they receive.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an “Attendance Notice”) no later than 5:59 a.m. CEST on the day prior to the AGM (the “Cut-off Time”). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company’s capital, such as a recent account statement, and (ii) a signed proxy authorizing them to act from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company’s website (https://ir.newamsterdampharma.com). Beneficial Owners may have their shares voted by following the procedures specified on the voting instruction form they receive from Broadridge. Shortly before the AGM, Broadridge will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners. Persons with Meeting Rights and Beneficial Owners may also give voting instructions as described below under the title “Broadridge Voting Instructions.”

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

NewAmsterdam Pharma Company N.V.

c/o Chief Accounting Officer

Gooimeer 2-35

1411 DC Naarden

the Netherlands

louise.kooij@newamsterdampharma.com

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

Broadridge Voting Instructions

The Company has engaged Broadridge to assist in soliciting voting proxies in connection with the AGM. Broadridge will mail this notice and a voting proxy card to all Persons with Meeting Rights. Persons with Meetings Rights who choose to give voting instructions through Broadridge may do so on the internet, by telephone or by returning the proxy card as explained in more detail below.

Beneficial Owners will not be mailed a voting proxy card by Broadridge, but should instead receive a notice containing voting instructions from their bank, a financial institution, an account holder or other financial intermediary. Beneficial Owners should follow the instructions from the bank, financial institution, account holder or other financial intermediary, or contact such organization to request a proxy card.

Voting Online

Persons with Meeting Rights may provide voting instructions through the internet before the AGM. Go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the 16-digit control number from the proxy card. Your voting instruction must be received by the Cut-off Time to be counted.

Voting by Telephone

Persons with Meetings Rights may provide voting instructions over the telephone from a location in the United States by dialing toll-free 1-800-690-6903, using a touch-tone phone and follow the recorded instructions. You will be asked to provide the 16-digit control number from the proxy card. Your voting instruction must be received by the Cut-off Time to be counted.

Voting by Mail

Persons with Meetings Rights may provide voting instructions using a proxy card by simply completing, signing and dating the proxy card mailed to you and returning it promptly in the envelope provided. If you return your signed proxy card to us before the AGM, we will vote your shares as you direct. Your vote must be received by the Cut-off Time to be counted.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2022 (discussion item)

The Company’s statutory board report over the fiscal year 2022 has been made available on the Company’s website (https://ir.newamsterdampharma.com) and at the Company’s office address.

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022 (voting item)

The Company’s annual accounts over the fiscal year 2022 have been made available on the Company’s website (https://ir.newamsterdampharma.com) and at the Company’s office address. It is proposed that these annual accounts be adopted.

4.	Discharge from liability for the Company’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2022 (voting item)

It is proposed that the Company’s directors be released from liability for the exercise of their duties during the fiscal year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company’s statutory board report or annual accounts over the fiscal year 2022 or in other public disclosures.

5.	Instruction to Deloitte Accountants B.V. for the external audit of the Company’s annual accounts for the fiscal year 2023 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company’s annual accounts. It is now proposed to appoint Deloitte Accountants B.V. as the external independent auditor for the audit of the Company’s annual accounts for the fiscal year 2023.

6.	Discussion of the Company’s dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business.

Under Dutch law, the Company may only pay dividends to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of the Company’s paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company’s articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company’s board of directors (the “Board”) and will depend upon a number of factors, including the Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7.	Appointment of John William Smither as non-executive director of the Company (voting item)

At the recommendation of the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), the Board has made a binding nomination to appoint John William Smither as non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2026.

John Smither was appointed by the Board as temporary non-executive director in January 2023 in fulfilment of a vacant position within the Board. Mr. Smither previously served as the Chief Financial Officer of Arcutis Biotherapeutics, Inc. (Nasdaq: ARQT) from May 2019 until March 2021 and the Chief Financial Officer of Sienna Biopharmaceuticals, Inc. (Nasdaq: SNNA) from April 2018 until March 2019. Mr. Smither also served as the interim Chief Financial Officer at Kite Pharma (a Gilead Sciences, Inc. company) from October 2017 until April 2018 during its integration with Gilead. Mr. Smither currently serves on the board of directors and audit committee chair of eFFECTOR Therapeutics, Inc. (Nasdaq: EFTR) and Applied Molecular Transport, Inc. (Nasdaq: AMTI). Mr. Smither also serves as a member of the nomination and corporate governance committee and the compensation committee of eFFECTOR Therapeutics and Applied Molecular Transport, respectively. Mr. Smither previously served on the board of directors of Achaogen, Inc. and Principia Biopharma Inc. Mr. Smither also has 15 years’ experience as a practicing CPA (inactive), including time spent as an audit partner with Ernst & Young LLP.

Mr. Smither does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mr. Smither is being nominated for appointment in view of his experience as the Chief Financial Officer for a number of public companies and his experience serving on the boards of directors and audit committees of other public life science companies. The Board believes that Mr. Smither would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company’s organization.

8.	Appointment of Hilde Johanna van der Kamp as non-executive director of the Company (voting item)

At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to appoint Hilde Johanna van der Kamp as non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2026.

John Smither was appointed by the Board as temporary non-executive director as of April 1, 2023 in fulfilment of a vacant position within the Board. Ms. van der Kamp currently serves as the Chief Commercial Officer of Grünenthal and previously spent two decades in roles of increasing responsibility at Novartis, ultimately serving on the Pharma Executive Committee as Global Head of Product & Portfolio Strategy and then Head of Pharma Region Europe from January 2017 until January 2022. While at Novartis, Ms. van der Kamp supported the launch of Novartis’ key cardiovascular disease medicines, as well as the company’s efforts in immunology, dermatology, neuroscience, ophthalmology, and respiratory disease. Ms. van der Kamp received her M.S. in chemistry from Utrecht University and M.B.A. from INSEAD.

Ms. Van der Kamp does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Ms. Van der Kamp is being nominated for appointment in view of her operational experience in the pharmaceutical industry and business development experience. The Board believes that Ms. Van der Kamp would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company’s organization.

9.	Reappointment of Johannes Jacob Pieter Kastelein as non-executive director of the Company (voting item)

At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Johannes Jacob Pieter Kastelein as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2027.

John Kastelein, M.D., Ph. D. FESC, was appointed as our Chief Scientific Officer and non-executive director in November 2022. Dr. Kastelein co-founded NewAmsterdam Pharma in 2020 served as its Chief Scientific Officer and an executive director from January 1, 2020 to November 2022. Dr. Kastelein has also served as the chief executive officer of Vascular Research Network Inc. since January 2013 and as the Chief Medical Officer of Staten Biotechnology B.V. since January 2018. Dr. Kastelein also serves as emeritus professor of medicine and was the chair of the department of vascular medicine at the Academic Medical Center of the University of Amsterdam. He serves on the advisory board of the Dutch Atherosclerosis Society. In 2011 he received the ZonMw Pearl for his research in the field of gene therapy. Dr. Kastelein also serves on the board of directors of North Sea Therapeutics Inc., Vascular Research Network Inc. and Oxitope Pharma Inc. Dr. Kastelein also serves as an advisor to a number of biotech and pharmaceutical companies. Dr. Kastelein was awarded a doctorate in medicine (with honors) from the University of Amsterdam, trained in internal medicine at the Academic Medical Center of the University of Amsterdam, and trained in lipidology and molecular biology at the University of British Columbia in Vancouver. Dr. Kastelein published his first clinical research on CETP-inhibition in the New England Journal of Medicine in 1997

Mr. Kastelein indirectly holds 497,353 shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mr. Kastelein is being nominated for appointment in view of his deep scientific and medical knowledge about the Company’s product candidate and his experience in senior management. The Board believes that Mr. Kastelein would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company’s organization.

10.	Reappointment of Hugo Alexander Slootweg as non-executive director of the Company (voting item)

At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Hugo Alexander Slootweg as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2027.

Sander Slootweg was appointed to the Board in November 2022. Mr. Slootweg previously served on the NewAmsterdam Pharma board from 2020 until November 2022. Mr. Slootweg co-founded Forbion and has served as managing partner since 2006. Mr. Slootweg currently serves on the boards of several of Forbion’s portfolio companies including Replimune Group Inc., NorthSea Therapeutics B.V., Azafaros B.V., Xention, Oxyrane Belgium NV and Forbion European Acquisition Corporation (Nasdaq: FRBN). Mr. Slootweg was responsible for several substantial exits: Forbion’s major position in Argenx SE (Nasdaq: ARGX), Dezima’s acquisition by Amgen in 2015 for up to $1.55 billion and the sale of Biovex Group, Inc. to Amgen in 2011 for up to $1 billion. Mr. Slootweg has previously served on the boards of Pulmagen Therapeutics, Fovea Pharmaceuticals SA (sold to Sanofi-aventis in 2009), uniQure N.V. (IPO on Nasdaq in 2014), Argenta Limited (sold to Galapagos NV in 2010), Alantos Pharmaceuticals, Inc. (sold to Amgen in 2007), Impella CardioSystems AG (sold to Abiomed Inc. in 2005), Pieris Pharmaceuticals, Inc. (IPO on Nasdaq in 2015). Before co-founding Forbion, Mr. Slootweg was an investment director at ABN AMRO Capital Life Sciences. Mr. Slootweg holds degrees in business and financial economics from the Free University of Amsterdam and business administration from Nijenrode University, the Netherlands.

Mr. Slootweg does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mr. Slootweg is being nominated for appointment in view of his experience investing in and serving on multiple boards of life science companies. The Board believes that Mr. Slootweg would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company’s organization.

11.	Reappointment of Nicholas Sinclair Downing as non-executive director of the Company (voting item)

At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Nicholas Sinclair Downing as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2027.

Nicholas Downing, M.D., was appointed to the Board in November 2022. Dr. Downing joined Bain Capital Life Sciences in 2018 where he currently serves as a Managing Director. Prior to joining Bain Capital, Dr. Downing was a resident physician at the Brigham and Women’s Hospital in Boston from 2015 until 2018, where he cared for patients on the inpatient medical service and in the outpatient clinic. Throughout his medical career, Dr. Downing has been an active health policy researcher and is the author of over 40 articles in the peer-reviewed scientific literature. Prior to his medical career, Dr. Downing was a consultant at McKinsey and Company where he worked with clients in the pharmaceutical, hospital and financial services industries on a wide range of strategic problems. Dr. Downing also serves as a director on the board of Kestra Medical Technologies, Ltd., Cardurion Pharmaceuticals, Inc. and River Renal Companies. Dr. Downing graduated from Harvard College magna cum laude with a degree in chemistry. He received an M.D. cum laude from Yale University School of Medicine.

Mr. Downing does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mr. Downing is being nominated for appointment in view of his medical experience, as well as his experience investing and serving on the boards of life science companies. The Board believes that Mr. Downing would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company’s organization.

12.	Extension of authorization for the Board to acquire ordinary shares and depository receipts for ordinary shares in the Company’s capital (voting item)

The General Meeting has authorized the Board, for a period of 18 months following November 21, 2022, to resolve for the Company to acquire fully paid-up ordinary shares in the Company’s capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company’s ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued share capital (determined as at the close of business on November 22, 2022).

It is proposed that this authorization be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM, provided that the authorization shall be limited to 10% of the Company’s issued share capital determined as at the close of business on the date of the AGM.

If the resolution proposed under this agenda item 12. is passed, the proposed authorization shall replace the currently existing authorization.